Exhibit 2
TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”) dated as of November 1, 2010, is by and among STEFANINI INTERNATIONAL HOLDINGS LTD, a company formed under the laws of England and Wales (“Parent”), PLATINUM MERGER SUB, INC., a Delaware corporation (“Purchaser”), and each individual listed on Annex I (each, a “Shareholder”), each an owner of shares of common stock of TECHTEAM GLOBAL, INC., a Delaware corporation (the “Company”).

WHEREAS, as of the date hereof, each Shareholder is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Company Common Stock set forth opposite such Shareholder’s name under the heading “Shares Beneficially Owned” on Annex I (all such directly owned shares of Company Common Stock which are outstanding as of the date hereof and which may hereafter be issued to or otherwise acquired or owned by each Shareholder prior to the termination of this Agreement (including pursuant to any exercise of Company Stock Options or Restricted Stock, acquisition by purchase, or stock dividend, distribution, split-up, recapitalization, combination or similar transaction), being referred to herein as the “Subject Shares”);

WHEREAS, as a condition to their willingness to enter into that certain Agreement and Plan of Merger, by and among Parent, Purchaser and Company, dated as of November 1, 2010 (the “Merger Agreement”), Parent and Purchaser have requested that each Shareholder, and in order to induce Parent and Purchaser to enter into the Merger Agreement each Shareholder (only in such Shareholder’s capacity as a shareholder of the Company) has agreed to, enter into this Agreement;

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement and shall apply hereto as if such provisions were set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

Agreement to Tender

Section 1.01.  Agreement to Tender.  Each Shareholder shall duly tender, or cause to be tendered, in the Offer, all of the Subject Shares pursuant to and in accordance with the terms of the Offer.  Promptly, but in any event no later than ten (10) Business Days after the commencement of the Offer, each Shareholder shall (i) deliver to the depositary designated in the Offer (the “Depositary”) (A) a letter of transmittal with respect to such Subject Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Subject Shares and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or (ii) instruct his or her broker or such other Person that is the holder of record of any Subject Shares beneficially owned by such Shareholder to tender such Subject Shares pursuant to and in accordance with the terms of the Offer.  Each Shareholder shall duly tender to Purchaser during any subsequent offering period provided by Purchaser in accordance with the terms of the Offer (“Subsequent Offering Period”), all of the Subject Shares, if any, which shall have been issued after the expiration of the Offer, promptly, but in any event no later than two (2) Business Days after the commencement of such Subsequent Offering Period.  Each Shareholder agrees that once his or her Subject Shares are tendered by him or her, such Shareholder will not withdraw, nor permit the withdrawal of, any tender of such Subject Shares, unless and until (i) the Offer shall have been terminated in accordance with the terms of the Merger Agreement, or (ii) this Agreement shall have been terminated in accordance with Section 3.03.

ARTICLE 2

Representations and Warranties of the Shareholders

Each Shareholder represents and warrants to Parent and Purchaser as to itself, severally and not jointly, that:

Section 2.01.  Authorization; Binding Agreement.  If such Shareholder is not a natural Person, such Shareholder is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and the execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby are within such Shareholder’s corporate or organizational powers and have been duly authorized by all necessary corporate or organizational actions on the part of such Shareholder.  If such Shareholder is a natural Person, the execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby are within his or her legal capacity and requisite powers, and if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to execute, deliver and perform this Agreement.  Assuming the due authorization, execution and delivery of this Agreement by Parent and Purchaser, this Agreement constitutes a valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar applicable Laws of general application relating to creditors’ rights generally and any implied covenant of good faith and fair dealing and by general principles of equity.  There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Shareholder is trustee whose consent is required for the execution and delivery of this Agreement or the performance by Shareholder of his, her or its obligations hereunder. If Shareholder is married and Shareholder’s Subject Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Shareholder’s spouse, enforceable against such person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar applicable Laws of general application relating to creditors’ rights generally and any implied covenant of good faith and fair dealing and by general principles of equity.

Section 2.02.  Non-Contravention.  Except for filings that may be required under the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Shareholder and the performance by Shareholder of his, her or its obligations hereunder, and (ii) none of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof shall (A) conflict with or result in any breach of any applicable organizational documents of Shareholder, if any, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any Contract or other instrument or obligation of any kind affecting the Subject Shares to which Shareholder is a party, or (C) violate any applicable Law or order applicable to Shareholder or any of the Subject Shares.

Section 2.03.  Ownership of Subject Shares; Total Shares. Such Shareholder (i) is the record and/or “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of his or her Subject Shares, all of which are free and clear of any and all pledges, liens, security interests, claims, charges, restrictions, options, encumbrances, proxies, voting trusts, voting agreements or similar understandings, arrangements or agreements (other than such agreements arising hereunder or under the Merger Agreement) that would limit or restrict the ability of Shareholder to enter into this Agreement and perform his, her or its obligations hereunder through (“Voting Encumbrances”), (ii) is the owner of Restricted Stock and Stock Options that are exercisable for the number of shares of Company Common Stock set forth opposite such Shareholder’s name under the heading “Shares Beneficially Owned” on Annex I, all of which Restricted Stock and Stock Options and shares of Company Common Stock issuable upon the exercise of such Stock Options are free and clear of any Voting Encumbrances (except any Voting Encumbrances arising hereunder or under the Merger Agreement), and (iii) does not own, beneficially or otherwise, any securities of Company other than the shares of Company Common Stock, Restricted Stock, Stock Options to purchase shares of Company Common Stock, and shares of Company Common Stock issuable upon the exercise of such Stock Options, each as set forth opposite such Shareholder’s name under the heading “Shares Beneficially Owned” on Annex I.

Section 2.04.  Voting Power.  Each Shareholder has, and until the termination of this Agreement will have, sole voting power (including the full legal power, authority and right to vote all of the Subject Shares in favor of the approval and adoption of the Merger Agreement and in favor of the transactions contemplated therein without the consent or approval of, or any other action on the part of, any other Person), sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to perform all of his, her or its obligations under this Agreement, in each case with respect to all of the Subject Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require Shareholder to exercise any option, warrant or any other right to purchase any shares of Company Common Stock.

Section 2.05.  Finder’s Fees.  No broker, investment banker, financial adviser or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission from Shareholder in connection with the transactions contemplated hereby based upon arrangements made by Shareholder.

Section 2.06.  Reliance By Parent.  Shareholder understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement and acknowledges that this Agreement is granted in consideration for the execution and delivery of the Merger Agreement by Parent and Purchaser.

ARTICLE 3

Additional Covenants of the Shareholders

Subject to Section 4.14, each Shareholder hereby covenants and agrees, severally and not jointly, that:

Section 3.01. Voting Of Subject Shares.  At every meeting of the shareholders of the Company called, and at every adjournment, postponement or rescheduling thereof, such Shareholder shall, or shall cause the holder of record on any applicable record date to, vote his or her Subject Shares (to the extent that any of such Shareholder’s Subject Shares are not purchased in the Offer) (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against approval or adoption of any Acquisition Proposal or any proposal made in opposition to or in competition with the Merger or the other transaction contemplated in the Merger Agreement, (iii) against any actions (other than those actions that relate to the Merger or the other transactions contemplated in the Merger Agreement) to the extent that such actions are intended, or could reasonably be expected to, in any material respect, impede, interfere with, delay, postpone, discourage or adversely affect the Merger and the other transactions contemplated in the Merger Agreement, and (iv) in favor of any other matter necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement which is considered at any such meeting of shareholders, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing.  In the event that any meeting of the shareholders of the Company is held, such Shareholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause his or her Subject Shares (to the extent that any of such Shareholder’s Subject Shares are not purchased in the Offer) to be counted as present thereat for purposes of establishing a quorum.

Section 3.02. Irrevocable Proxy.  In order to secure the performance of such Shareholder’s obligations under this Agreement, by entering into this Agreement, such Shareholder hereby irrevocably grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in its name, to vote, express consent or dissent, or otherwise to utilize such voting power solely in the manner contemplated by Section 3.01 as such attorney-in-fact and proxy, in its sole discretion, deems proper with respect to such Shareholder’s Subject Shares.  Such Shareholder hereby further affirms that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement and that such irrevocable proxy is coupled with an interest and may not be revoked, except that such proxy shall automatically be revoked, without notice or other action by any Person, upon termination of this Agreement in accordance with its terms.  Such Shareholder hereby revokes any and all previous proxies granted with respect to his or her Subject Shares.  If any Shareholder is the beneficial owner, but not the record owner, of any of the Subject Shares, such Shareholder shall cause the record owner thereof to execute and grant an irrevocable proxy conforming to the above provisions of this Section 3.02. Notwithstanding the foregoing, each Shareholder shall retain at all times the right to vote such Shareholder’s Subject Shares in such Shareholder’s sole discretion and without any other limitation on those matters other than those set forth in Section 3.01 that are at any time or from time to time presented for consideration to the Company’s stockholders.

Section 3.03.  No Transfers; No Inconsistent Arrangements.  (a) Except as provided hereunder, under the Merger Agreement or as a result of the death of the Shareholder, such Shareholder shall not, directly or indirectly, (i) transfer (which term shall include any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of his or her Subject Shares or any interest therein, or create, agree to create, or permit to exist any Lien, other than any restrictions imposed by applicable Law or pursuant to this Agreement, on any such Subject Shares unless each Person to which any of such Subject Shares, or any interest in any of such Subject Shares, is or may be transferred shall have: (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Subject Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement, (ii) enter into any Contract with respect to any transfer of such Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares in violation of Section 3.02, (iv) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares, or (vi) take, agree to take, or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of such Shareholder herein untrue or incorrect.

(b)      Any attempted transfer of Subject Shares or any interest therein in violation of this Section 3.03 shall be null and void.  In furtherance of this Agreement, in the event that a Shareholder does not tender his or her Subject Shares in accordance with Section 1.01, such Shareholder shall and hereby does authorize the Company and Purchaser’s counsel to notify the Company’s transfer agent that there is a stop transfer restriction with respect to all of his or her Subject Shares (and that this Agreement places limits on the voting and transfer of his or her Subject Shares); provided that any such stop transfer restriction shall terminate upon the termination of this Agreement in accordance with its terms and, upon such event, Parent shall notify the Company’s transfer agent of such termination.

Section 3.04.  No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent or Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to Shareholder, and neither Parent nor Purchaser shall have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Company or exercise any power or authority to direct Shareholder in the voting of any of the Subject Shares, except as otherwise provided herein.

Section 3.05.  Dissenter’s Rights.  Such Shareholder agrees not to exercise any dissenter’s rights in respect of his or her Subject Shares which may arise with respect to the Merger.

Section 3.06.  Documentation and Information.  Subject to reasonable prior notice and approval (which shall not be unreasonably withheld, delayed or conditioned), Shareholder shall permit and hereby authorizes Company, Parent and Purchaser to publish and disclose in all documents and schedules filed with the SEC, including, but not limited to, (a) the Offer Documents, (b) the Schedule 14D-9, (c) the Proxy Statement (including any supplement or amendment thereto), (d) any Current Report on Form 8-K of Company or Parent, (e) any press release contemplated by the Merger Agreement, and (f) any other disclosure document that Company, Parent and Purchaser determines to be necessary or desirable in connection with the Merger and the other transactions contemplated in the Merger Agreement, his, her or its identity and ownership of the Subject Shares and the nature of his, her or its obligations, commitments, arrangements and understandings under this Agreement.

Section 3.07 No Solicitation. Each Shareholder (in his, her or its capacity as such and not in any other capacity) shall not, and shall not authorize or permit any of its Representatives to (i) solicit, initiate, or knowingly encourage, induce or facilitate the making, submission or announcement of, an Acquisition Proposal, (ii) furnish to any Person (other than Parent or Purchaser, or any Representatives of Parent or Purchaser or to a Governmental Entity) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries to any Person (other than Parent or Purchaser, or any Representatives of Parent or Purchaser or to a Governmental Entity) in connection with, in response to, or knowingly take any other action with the intent to assist or facilitate any inquiries or the making of, any proposal that constitutes or would be reasonably expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or (iv) enter into any letter of intent, memorandum of understanding or other agreement contemplating or otherwise relating to an Acquisition Proposal; provided, however, that notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent Shareholder or its Representatives from engaging in any activities if and to the extent that Company is permitted to engage in such activities pursuant to Section 6.3 of the Merger Agreement.  Shareholder shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

Section 3.08.  Certain Restrictions.  Shareholder shall not, directly or indirectly, take any action that would make any representation or warranty of Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling Shareholder from performing Shareholder’s obligations under this Agreement.

ARTICLE 4

Miscellaneous

Section 4.01. Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Purchaser, to:

c/o Stefanini IT Solutions SA
Avenida Brigadeiro Faria Lima, 1355
19° Floor
Sao Paulo SP
001452-002
Brazil
Attention: Antonio Carlos Barretto
Facsimile: 011 55 11 3815-2800
Email: abarretto@stefanini.com

with additional copies (which will not constitute notice) to:

7 Welbeck Street
London W1G 9YE
United Kingdom
Attention:  Antonio Carlos de Mattos Barretto
Facsimile No.: 011 55 11 3815-2800
Email: abarretto@stefanini.com
and

DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303
Attention:  Diane Holt Frankle
Facsimile No.: (650) 833-2001
Email:  diane.frankle@dlapiper.com

if to the Shareholder, to:

Emancipation Capital LLC
825 Third Avenue
33rd Floor New York, NY 10022
Attention: Charles Frumberg
Facsimile No.: 212-605-0667
Email: cf@emancipationcapital.com

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attention:  Michael R. Littenberg
Facsimile No.:  (212) 593-5955
Email: Michael.Littenberg@srz.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to each other party hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 4.02.  Further Assurances.  Each Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Parent or Purchaser may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote his or her Subject Shares as contemplated by Sections 3.01 and 3.02.

           Section 4.03.  Termination.  This Agreement shall terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time or (iii) the mutual written consent of the parties hereto.  Each Shareholder shall have the right to terminate this Agreement immediately following (i) any decrease in the Offer Price or any change in the form of consideration payable in the Offer, (ii) any decrease in the the number of Shares sought pursuant to the Offer, (iii) any amendment or waiver by Parent or Purchaser of the Minimum Condition or the condition set forth in paragraph (g) on Annex I to the Merger Agreement, (iv) the addition of any conditions to the Offer not set forth in Annex I to the Merger Agreement, (v) any modification of the conditions set forth in Annex I to the Merger Agreement in a manner adverse to the Shareholders, (vi) any extension of the expiration date of the Offer except as otherwise permitted by Section 1.1(a)(iii) of the Merger Agreement or (vii) any amendment or any other change to the terms or conditions of  the Offer that is materially adverse to the Shareholders. Notwithstanding the foregoing, nothing set forth in this Section 4.03 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any breach of this Agreement.

Section 4.04.  Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 4.05.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 4.06.  Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 4.07.  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)      No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that each of Parent and Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Parent or Purchaser of any of its obligations hereunder.

Section 4.08.  Governing Law.  This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 4.09.  Jurisdiction; Waiver of Jury Trial.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.10.  Counterparts.  This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 4.11.  Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

Section 4.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 4.13.  Specific Performance. The parties hereto agree that each of them would be irreparably damaged if for any reason any other party fails to perform any of its obligations under this Agreement, and that each of the parties would not have an adequate remedy at law for money damages in such event.  Accordingly, each party shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

Section 4.14.  Shareholder Capacity.  Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement shall in any way (a) restrict or limit the Shareholder or any designee or Representative of Shareholder who is a director or officer of Company from taking (or omitting to take) any action in his or her capacity as a director or officer of Company or otherwise fulfilling his or her fiduciary obligations as a director or officer of Company, or (b) restrict or limit (or require Shareholder to attempt to restrict or limit) any designee or Representative of Shareholder who is a director or officer of Company from acting in such capacity or voting in such capacity in his or her sole discretion on any matter. It is expressly understood that (i) Shareholder is not making any agreement or understanding herein in his, her or its capacity as, or on behalf of any designee or Representative of Shareholder who is, a director or officer of Company and (ii) Shareholder is signing this Agreement solely, and this Agreement shall apply to Shareholder solely, in his, her or its capacity as a record or beneficial owner of the Subject Shares.

Section 4.15.  Shareholder Obligations Several And Not Joint.  The obligations of each Shareholder hereunder shall be several and not joint and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

STEFANINI INTERNATIONAL HOLDINGS LTD
By:	/s/ Marco Stefanini
	Name:	Marco Stefanini
	Title:	Chairman

PLATINUM MERGER SUB, INC.
By:	/s/ Antonio Barretto
	Name:	Antonio Barretto
	Title:	Secretary

Emancipation Capital LLC
By:	/s/ Charles Frumberg
Name: Charles Frumberg
Title: Managing Member

ANNEX I

SHAREHOLDER	SHARES BENEFICIALLY OWNED
	Common Stock outstanding as of November 1, 2010	Company Options outstanding as of November 1, 2010	Restricted Stock outstanding as of November 1, 2010
EMANCIPATION CAPITAL, LLC	737,035	0	0